Writer's Direct Number	Writer's E-mail Address
212.756.2208	david.rosewater@srz.com

January 16, 2013

VIA EDGAR

Perry J. Hindin Special Counsel Office of Mergers and Acquisitions Securities and Exchange Commission Washington, D.C. 20549

Re:	SandRidge Energy, Inc. ("SandRidge" or the "Company") Soliciting Material On Schedule 14A Filed January 14, 2013 by TPG-Axon Partners, LP, Dinakar Singh, et al. File No. 001-33784

Dear Mr. Hindin:

In response to your verbal comment related to the soliciting material on Schedule 14A filed by TPG-Axon Partners, LP and its affiliates on January 14, 2013, please find attached supplemental support for the statement, "According to TPG-Axon's CEO, Dinakar Singh, SandRidge should be trading between $12-$14 a share…", and similar statements made in the media excerpts referenced therein.

In the event that you have any further questions, please contact me at (212) 756-2208, Marc Weingarten at (212) 756-2280 or Eleazer Klein at (212) 756-2376.

Very truly yours,

/s/ David Rosewater
David Rosewater

As set forth below, as of November 8, 2012, TPG-Axon estimated SandRidge's assets to be worth approximately $12.25 billion. The value of its Mississippian assets was based on the $2,500 per acre price paid by Repsol in 2012 for its acquisition of Mississippian assets. The value of the Permian resource potential, excluding existing production, was estimated by TPG-Axon to be $1.575 billion based on a discounted cash flow analysis. The value of the Gulf of Mexico assets is based on the $1.3 billion SandRidge paid for Dynamic Offshore in early 2012. TPG-Axon calculated SandRidge's existing production to be worth approximately $4-5 billion based on its 230 MMBoe of proved developed reserves that currently produce approximately $1 billion of annual cash flows. While other analysts include several other assets and liabilities in their NAV calculations (e.g., present value of hedges, oil services business, Repsol joint venture income, present value of CO2 penalties, working capital, capitalized G&A expenses), TPG-Axon found that they approximately netted to $0.5 billion.

Taking into account SandRidge's $3.549 billion of gross debt, $421 million of cash and $1.708 billion of outstanding royalty trust liabilities (based on the current market prices of such securities), TPG-Axon calculated SandRidge's Net Asset Value to be $7.413 billion. Based on 589 million shares of SandRidge common stock outstanding, on a fully-diluted basis, TPG-Axon calculated NAV to be approximately $13 per share, or between $12 and $14 per share.